Exhibit 99.1

Cenovus recognized for leadership in corporate responsibility

Calgary, Alberta (September 12, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has been recognized once again for its corporate responsibility performance. The company has been included in the Dow Jones Sustainability North America Index for the eighth consecutive year. Cenovus is one of only two Canadian oil and gas producers to make the index this year. Areas where the company scored well include stakeholder engagement, environmental reporting, water management, social reporting, risk and crisis management, biodiversity, corporate citizenship and philanthropy, climate strategy and corporate governance.

“As one of Canada’s largest oil sands operators, we know that corporate responsibility includes helping to develop innovative solutions to the most important environmental and social issues faced by our industry,” said Al Reid, Cenovus Executive Vice-President, Environment, Corporate Affairs, Legal & General Counsel. “This recognition from the Dow Jones Sustainability Index (DJSI) reinforces that we’re making tangible progress.”

The DJSI family, offered jointly by RobecoSAM and S&P Dow Jones Indices, tracks the stock performance of the world’s leading companies in terms of economic, environmental and social criteria. The indices serve as benchmarks for investors who integrate sustainability considerations into their portfolios, and provide an effective engagement platform for companies that want to adopt sustainable best practices. More information about the selection criteria and detailed performance data is available at sustainability-indices.com.

To find out more about Cenovus’s social, corporate and environmental activities, see the company’s 2016 corporate responsibility report, which is available on cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media Relations general line

403-766-7751

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